For Immediate Release

      NEWS RELEASE

TSX: PFN   OTCBB: PAWEF

Toll Free 1.800.667.1870

www.pfncapital.com

Frankfurt: P7J

PACIFIC NORTH WEST CAPITAL CORP. ANNOUNCES ACQUISITION OF THE NIXON FORK GOLD MINE IN CENTRAL ALASKA

February 17, 2009. Vancouver, BC – Pacific North West Capital Corp. (PFN) (TSX: PFN; OTCBB: PAWEF; Frankfurt: P7J.F) is pleased to announce it has exercised the option to acquire from St. Andrew Goldfields Ltd. (TSX: SAS) all of the outstanding shares of Mystery Creek Resources, Inc. (MCR), a wholly owned Alaskan subsidiary of St Andrew Goldfields Ltd. MCR’s assets include the Nixon Fork gold mine, located 56 kilometres northeast of McGrath, Alaska. The sale of the MCR shares to PFN was completed on February 12, 2009, under the terms indicated in the Company’s press release of December 18, 2008.

PFN is in the process of conducting a comprehensive re-evaluation of mine reserves/resources, metallurgy, exploration targets, and mining scenarios. The Project is fully permitted and bonded to re-initiate operations. Furthermore, an updated financial analysis of the mine is underway. The conclusion of these studies will form the basis for a re-start of mining operations. PFN believes the current resource is not fully explored and is reviewing the project data with the objective of outlining an exploration program to further define any additional resources. Management is currently determining the appropriate strategy to continue the development of the project.

Dr. Greg Myers P.Geo., Vice President of Business Development for PFN, is the qualified person responsible for this press release. Dr. Myers is a specialist in skarn deposits, such as the Nixon Fork Deposit, and was part of the Nixon Fork discovery team in 1984-85 while employed by Battle Mountain Gold.

About Pacific North West Capital Corp:

Pacific North West Capital Corp. (TSX: PFN; OTCBB: PAWEF; Frankfurt: P7J.F) is a mineral exploration company focused on Platinum Group Metals (PGM), precious and base metals. Management’s corporate philosophy is to be a Project Generator, Explorer and Project Operator with the objective of option/joint venturing projects with major mining companies through to production. To that end, Pacific North West Capital’s current option/joint ventures agreements are with Anglo Platinum, Xstrata Nickel, Benton Resources, First Nickel and SOQUEM. Pacific North West Capital Corp. is well funded with an experienced management team and the ability to take advantage of the tremendous opportunities that are available today. Our focus will be to acquire advanced stage precious metals projects, continue to expand our Platinum Group Metals and base metals division.

Pacific North West Capital Corp. has approximately $6.9 million in working capital and securities.

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release

On behalf of the Board of Directors

Further Information: Toll Free 1.800.667.1870, Fax 604.685.8045, Email: ir@pfncapital.com, or visit www.pfncapital.com 2303 West 41st Avenue, Vancouver, B.C. V6M 2A3

Harry Barr

President and CEO

Disclaimer: This news release may contain certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with The Toronto Stock Exchange, British Columbia Securities Commission and the United States Securities & Exchange Commission.

News Release	February 17, 2009